Exhibit 99.1

NOVA Chemicals Corporation
Canadian Operating Center
1000 Seventh Avenue S.W.
Calgary, Alberta
Canada T2P 5C6

www.novachemicals.com
403.750.3600 tel
403.269.7410 fax

Press Release

NOVA Chemicals’ Shareholders Approve IPIC Transaction

Pittsburgh, PA (April 14, 2009) — NOVA Chemicals Corporation announced today that its shareholders passed a special resolution to approve an arrangement under the Canada Business Corporations Act involving, among other things, the acquisition by International Petroleum Investment Company (IPIC) of all of the issued and outstanding common shares of NOVA Chemicals for US$6.00 in cash for each common share.  The special resolution was approved by approximately 98% of the votes cast by holders of common shares at NOVA Chemicals’ annual and special meeting of shareholders.  The transaction with IPIC is expected to close in the second quarter of 2009, following the receipt of all necessary court and regulatory approvals and the satisfaction of other customary conditions.

“The combination of NOVA Chemicals’ assets and IPIC’s financial strength should create a very strong company capable of taking advantage of growth opportunities in North America and internationally,” said Jeff Lipton, Chief Executive Officer.

Also at the annual and special meeting, the shareholders elected the following directors, all of whom were previously serving as directors:  Jerald A. Blumberg, F. Peter Boer, Jacques Bougie, Laurie Brlas, Joanne V. Creighton, Robert E. Dineen, Jr., Charles W. Fischer, Kerry L. Hawkins, Arnold M. Ludwick, Christopher D. Pappas, and James M. Stanford.

Shareholders also approved the appointment of Ernst & Young LLP as auditors of the company.

NOVA Chemicals develops and manufactures chemicals, plastics and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care®.   NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro — Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward Looking Information

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating, but not limited to, the timing for closing the transaction with IPIC and NOVA Chemicals’ belief that the combination of NOVA Chemicals’ assets and IPIC’s financial strength should create a very strong company capable of taking advantage of growth opportunities in North America and internationally.  Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking information.

You are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

These risks include that the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation necessary court and regulatory approvals and certain termination rights available to the parties under the arrangement agreement.  These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.  You are cautioned that the list of risks and assumptions set forth or referred to above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in NOVA Chemicals’ public filings with the Canadian and United States securities regulatory authorities, including its most recent annual information form, annual report, management’s discussion and analysis, quarterly reports, and news releases.  NOVA Chemicals’ public filings are available through NOVA Chemicals’ website at www.novachemicals.com.  Copies of NOVA Chemicals’ Canadian public filings are available on SEDAR at www.sedar.com.  NOVA Chemicals’ public filings in the United States, including NOVA Chemicals’ most recent annual report on Form 40-F, as supplemented by its filings on Form 6-K, are available at www.sec.gov.  You are further cautioned that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings.  The forward-looking information in this news release is expressly qualified in its entirety by this cautionary statement.   In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals does not undertake any obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.